Exhibit 99.1

NOVADAQ TECHNOLOGIES INC.

NOTICE OF ANNUAL AND SPECIAL SHAREHOLDER MEETING

TAKE NOTICE THAT the annual and special meeting (the “Meeting”) of holders of common shares (the “Shareholders”) of Novadaq Technologies Inc. (the “Corporation”) will be held at the offices of Stikeman Elliott, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9 in the Main Boardroom on May 21, 2014 at 9:30 a.m. (Toronto time) for the following purposes:

1.	To receive the financial statements of the Corporation for the year ended December 31, 2013, together with the report of the auditors thereon.

2.	To elect directors of the Corporation.

3.	To appoint auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration.

4.	To consider, and if deemed advisable, approve a resolution reconfirming and approving all unallocated options under the Corporation‘s second amended and restated stock option plan (the “Option Plan”), as it may be further amended and restated under the resolution referred to in item 4.

5.	To transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice is accompanied by a form of proxy, the management information circular and if requested, the Corporation’s annual report to Shareholders, which includes the audited financial statements of the Corporation for the fiscal year ended December 31, 2013. Reference should be made to the accompanying management information circular for details of the above matters.

So that as large a representation as possible may be had at the Meeting, if you are a registered shareholder and are unable to be present personally at the Meeting, you can submit your proxy (a) by completing the enclosed form of proxy and depositing it with Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than 9:30 a.m. (Toronto time) on May 19, 2014 or 48 hours before the time of the holding of any adjourned or postponed Meeting; (b) over the Internet by going to www.investorvote.com and following the instructions provided; or (c) over the telephone, by calling 1-866-732-VOTE (8683) (toll free within North America) from a touch tone telephone and following the instructions provided.

If you are a non-registered shareholder and have received this notice and this management information circular from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided to you.

The board of directors of the Corporation (the “Board”) has fixed the close of business on April 17, 2014 as the record date for the determination of holders of common shares entitled to notice of the Meeting, and any adjournment or postponement thereof.

DATED at Toronto, this 17th day of April, 2014.

By order of the Board,

Dr. Arun Menawat

Director, President and Chief Executive Officer